UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                               ASAHI/AMERICA, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    04338D106
                                 (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 1 of 6 pages

CUSIP No.  04338D106                  13G                      Page 2 of 6 Pages
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

                                Nannette S. Lewis

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  |_|
                                                          (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

                            United States of America

--------------------------------------------------------------------------------
                   5     SOLE VOTING POWER
    NUMBER OF
                                   0
     SHARES
                   -------------------------------------------------------------
   BENEFICIALLY    6     SHARED VOTING POWER

     OWNED BY                      993,935

       EACH        -------------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER
     REPORTING
                                   0
      PERSON
                   -------------------------------------------------------------
       WITH        8     SHARED DISPOSITIVE POWER

                                   993,935

--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      993,935

--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                      30%

--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

                      IN

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 6 pages

     Item 1(a).     Name of Issuer

                    Asahi/America, Inc.

     Item 1(b).     Address of Issuer's Principal Office

                    19 Green Street
                    Malden, MA 02148

     Item 2(a).     Name of Person Filing

                    Nannette S. Lewis

     Item 2(b).     Address of Principal Business Office, or if none, Residence

                    c/o Asahi/America, Inc.
                    19 Green Street
                    Malden, MA 02148

     Item 2(c).     Citizenship

                    United States

     Item 2(d).     Title of Class of Securities

                    Common Stock

     Item 2(e).     CUSIP Number

                    04338D106

     Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

            (a)[ ]  Broker or Dealer registered under Section 15 of the Act
            (b)[ ]  Bank as defined in section 3(a)(6) of the Act.
            (c)[ ]  Insurance Company as defined in section 3(a)(19) of the Act.
            (d)[ ] Investment Company registered under section 8 of the Investment Company Act.
            (e)[ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.
            (f)[ ] Employee Benefit Plan, pension Fund which is subject to the provisions of the Employee Retirement Income Security Act

                                Page 3 of 6 pages
                    of 1974 or Endowment Fund: see section 240.13d-
                    1(b)(1)(ii)(F).

            (g)[ ] Parent Holding company, in accordance with section 240.13d-1(b)(ii)(G) (Note: See Item 7)

            (h)[ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

     Item 4. Ownership

               If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

               (a)  Amount Beneficially Owned:                         993,935*

               (b)  Percent of Class:                                       30%

               (c)  Number of shares as to which such persons has:

                    (i)  sole power to vote or to direct the vote:          -0-
                    (ii) shared power to vote or to direct the vote:  -993,935-
                    (iii)sole power to dispose or to direct the
                           disposition of:                                  -0-
                    (iv) shared power to dispose or to direct the
                           disposition of:                            -993,935-

               NOTE: Represents shares beneficially owned by Mrs. Lewis' spouse, including an option and right of first refusal to purchase 207,257 shares owned by Wells Fargo Bank, N.A. as executor of the estate of Alan Baker. Mrs. Lewis disclaims beneficial ownership in all of these shares.

     Item 5. Ownership of Five Percent or Less of a Class.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

     Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                               Page 4 of 6 pages

               If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act off 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

                                  Inapplicable

     Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

                                  Inapplicable

     Item 8.   Identification and Classification of Members of the Group.

               If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(b) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                                  Inapplicable

     Item 9.   Notice of Dissolution of Group.

                                  Inapplicable

     Item 10.  Certification.

                                  Inapplicable


                               Page 5 of 6 pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Date: February 6, 1997

                                        Signature: /s/ Nannette S. Lewis
                                                   -----------------------------
                                        Name/Title: Nannette S. Lewis